InBev

RECEIVED
2005 NOV 15 P 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

SUPPL

[redacted]

By courier 05012544

Leuven, November 10, 2005

Dear Madam,

Subject: ~~Interbrew~~ InBev S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

Benoît Loore
Assistant Corporate Secretary

Enclosure: press release

N.V. InBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

InBev
InBev nv/sa

Press Release

Third quarter 2005 results: continued growth

InBev (Euronext: INB), the world's leading brewer by volume, announced today its results for the third quarter of 2005 (3Q05) and nine months year-to-date (9M05):

- Organic beer volume growth of +6.8% in 3Q05 and +6.0% 9M05 year-on-year (yoy); consistent with its long term target to grow volumes more than twice the industry average
- Volumes of our Global Flagship brands grew much faster than group volume, up by +12.0% in 3Q05 and +11.8% 9M05 yoy
- Organic revenue increased by +8.4% 3Q05 and +7.3% 9M05 yoy, also in line with its target to grow revenue/mix by 1%
- EBITDA margin expanded to 30.2% 3Q05 and 27.7% 9M05, versus 28.6% in the third quarter of 2004 (3Q04) and 25.1% for the nine months year-to-date 2004 (9M04)
- Normalized profit attributable to InBev equity holders of 325 million euro
- Significant progress made to drive value creation: a more balanced operational performance across the different Zones; improved capital structure through share buy-back of 3.5 million InBev shares; focused deployment of invested capital via buy-out of minorities in KK (China), sale of German soft drinks and Spanish beer businesses; capacity constraint in Russia alleviated by Tinkoff acquisition

As part of InBev's efforts to improve disclosure and transparency, in addition to the third quarter and year to date segment information, this press release also provides pro forma segment information for 2004 that includes AmBev results under IFRS for twelve months.

Consolidated Performance (Figure 1.)

	3Q05 InBev	**3Q04 Interbrew**	**3Q04 AmBev**	**Organic Growth %**
Total volumes (000 Hl)	59 892	33 536	22 523	6.0%
Beer volumes	52 628	32 555	16 260	6.8%
Soft drink volumes	7 264	981	6 263	0.7%
Revenue	3 193	2 037	696	8.4%
Gross profit	1 834	1 096	405	11.3%
EBITDA (normalized)	966	533	248	11.7%
EBIT (normalized)	737	343	175	14.1%
Profit attributable to equity holders of InBev (normalized)	325			N/A
Profit attributable to equity holders of InBev	358			N/A
EPS (normalized,€)	0.53			N/A
EPS (€)	0.59			N/A
Margins				
Gross margin	57.4%	53.8%	58.2%	149bp
EBIT margin (normalized)	23.1%	16.8%	25.1%	128bp
EBITDA margin (normalized)	30.2%	26.2%	35.6%	87bp

Non audited consolidated results under IFRS. The financial and operating information reported in this release, unless otherwise indicated, is presented in euro pursuant to IFRS, and comparisons refer to the pro forma results of 3Q04. It should be noted that in order to facilitate the understanding of InBev's underlying performance, growth analyses are based on organic numbers, hence eliminating the impact of currency fluctuations, acquisitions or divestitures and transfers between Zones. However, as already widely announced to the market, given the transformational nature of the 2004 transaction involving AmBev, the latter's financials and operating indicators are included in the calculation of organic growth for 2005. Below EBIT, restatement of 3Q04 AmBev figures under IFRS is not possible. Values in the figures and Annexes may not add up, due to rounding. Segment information can be found in Annexes 1 and 2.

Commenting on 3Q05 results, InBev's CEO John Brock said: "*These third quarter results and the progress we have made executing our strategy and operating initiatives are encouraging. Twelve months after creating this new company, we have been successful in rolling out the new culture, together with a new compensation system for senior management. Overall, we remain well-positioned to achieve our full year 30% EBITDA margin target by 2007.*"

BALANCED ZONE VOLUME GROWTH

Figure 2. VOLUMES (000 Hls)

	3Q04 pro forma	Acquisitions/ divestitures	Organic growth	3Q05	Organic growth %
North America	4 650	-576	89	4 163	+2.2%
Latin America	22 523	171	1 051	23 744	+4.7%
Western Europe	10 035	1 067	42	11 144	+0.4%
Central & Eastern Europe	10 382	59	1 276	11 716	+12.3%
Asia Pacific	7 892	-152	834	8 574	+10.8%
Global Export & Holding companies	576	-48	23	551	+7.6%

Total volume grew organically by +6.0% in 3Q05 versus 3Q04 (beer +6.8%; soft drinks +0.7%). Despite very challenging trading conditions in both Canada and the USA in 3Q05, InBev's organic volume growth in North America was +2.2%. In Brazil, we realized beer volume growth of +3.4%, against the difficult comparable basis of last year. Our beer market share reached 68.1% in comparison to 66.6% in 3Q04. Total volume growth of Quinsa (+10.8%), combined with higher volumes in Brazil and other HILA operations lead to total volume growth in Latin America of +4.7% (beer + 4.5%; soft drinks +5.2%).

Our Western European business performed better, leading to organic volume growth in this Zone of +0.4%. Our beer volumes in Germany increased organically by +4.3%, while we faced softer market conditions in Belgium and the Netherlands. Organic volume growth was also recorded in the UK, primarily due to the improved performance of Stella Artois, where volumes were up by +7.6%. Stella Artois' U.K. volume growth reflects pricing in line with brand equity, personality and positioning. We are committed to work hard on all aspects of the marketing mix to drive this brand forward.

Strong volume growth in Russia, Ukraine, Romania and Bulgaria, combined with limited volume reduction in Hungary, Croatia and Czech Republic led to an organic volume growth of +12.3% in Central and Eastern Europe. Strong volume growth in China (+16.7%) more than offset the decline of -1.7% in South Korea, in line with the market, resulting in +10.8% organic volume growth in Asia Pacific.

InBev's effective execution and presence in attractive and high growth markets continues to: (1) provide sustainable results; (2) give the company significant diversification; and (3) pave the way for future growth. In 3Q05, 74.4% of InBev's total volumes were sold in developing beer markets, with the balance of 25.6% coming from developed beer markets. While InBev believes that developing markets offer significant volume opportunities, several actions are being taken, such as growing our branded volumes at the expense of lower-margin, private label volumes, to ensure sustainable, profitable volume growth in more developed markets.

GLOBAL FLAGSHIP BRAND DEVELOPMENT

InBev advanced the development of its three global flagship brands during the third quarter of 2005. Beck's® grew by +10.2% in 3Q05 and +11.0% for the nine months year to date (ytd). Brahma® grew by +14.6% in 3Q05 and +18.1% ytd, primarily due to market share recovery in Brazil and successful launches in Russia and Ukraine. Stella Artois® volume grew by +8.4% in 3Q05 and +0.4% ytd, supported by improved performance in the U.K.

INCOME STATEMENT: SOLID REVENUE AND MARGIN GROWTH

Figure 3. Consolidated Income Statement (million euro)

	3Q04 pro forma	Acquisitions/ divestitures	Currency translation	Organic growth	3Q05	Organic growth %
Revenue	**2 733**	**24**	**212**	**223**	**3 193**	**8.4%**
Cost of sales	-1 232	6	-76	-57	-1 359	-4.8%
Gross profit	**1 501**	**30**	**137**	**166**	**1 834**	**11.3%**
Distribution expenses	-296	-9	-25	-34	-364	-11.6%
Sales & marketing expenses	-436	-8	-23	-31	-498	-7.5%
Administrative expenses	-204	-3	-18	-34	-258	-16.5%
Other operating income/expenses	-47	56	3	13	24	136.2%
Profit from operations before non-recurring items	**517**	**66**	**73**	**80**	**737**	**14.1%**
Non-recurring items above EBIT					-3	
Net financing costs					-120	
Share of results of associates					-1	
Non-recurring net financing cost					32	
Income tax expense					-143	
Profit					**503**	
attributable to minority interests					-145	
attributable to equity holders of InBev					**358**	
Normalized EBITDA	**781**	**7**	**88**	**89**	**966**	**11.7%**

Note: Below EBIT, restatement of 3Q04 AmBev figures under IFRS is not possible. Normalized EBIT and EBITDA is EBIT and EBITDA before non-recurring items of 314 and 387 million, respectively for 3Q04 and -3 and -1 million for 3Q05. 3Q04 pro forma data include IFRS 2 and IAS 19 adjustments.

Revenue – Consolidated revenue was 3,193 million euro in 3Q05. Organically, InBev's revenue increased by +8.4% (up 223 million euro), primarily as a result of the following:

- A combination of revenue management initiatives in several markets:
  - Firmer pricing in Latin America, particularly in Brazil, in line with the company's strategy to keep prices stable in real terms
  - Improved revenue/Hl in our Central & Eastern European business, driven by Russia, Ukraine, Bulgaria and Romania
  - Volume growth of our 3 global flagship brands in the U.S. (depletions +21.2%)
  - Good mix improvement in Germany, due to the growth of Beck's® (+28.8%) and Hasseröder® (+3.9%) at the expense of private label volumes

As a combination of these and other factors, revenue per Hl reached 53.3 euro in 3Q05 versus 48.8 euro in 3Q04. Importantly, this improvement in revenue per Hl has been achieved in spite of a negative change in geographic mix.

Costs of Sales (CoS) – The consolidated CoS was 1,359 million euro in 3Q05, an organic increase of 4.8% (up by 57 million euro). However, on a per Hl basis, CoS improved organically by 1.2%. Despite the impact of faster growth in countries with lower revenue and costs of sales per hectoliter, solid top-line growth helped to deliver an organic increase of gross profit of +11.3%.
This performance is the result of several initiatives, including our Plant Optimization program, which focuses on improving energy, water and extract consumption, among others. Management believes that these and future productivity actions, such as the elevation of the procurement function to an Executive Board of Management position, are consistent with InBev's targets to drive efficiency through strong financial and cost discipline.

To summarize, despite the impact of faster growth in countries with lower revenue and costs of sales per Hl, solid top-line growth and a focus on productivity helped to deliver an organic increase of gross profit of +11.3%.

Operating Costs – Operating costs totalled 1,096 million euro in 3Q05, an organic increase of +9.5% compared to 3Q04.

The increase in distribution expenses is the result of increased direct distribution in Latin America, as well as higher average shipping distances in Central & Eastern Europe. Marketing expenses increased in the third quarter in North America, as some spending shifted into the second half of 2005, as communicated during the HY05 results announcement. Administrative expenses increased by 34 million euro. This reflects higher costs due to severance expenses, several corporate projects and accruals for share-based compensation and bonus as well as some cost reclassification in Central and Eastern Europe. Other operating income/expense improved by 13 million euro, driven primarily by a 21 million euro improvement in Latin America, due to gains in taxes and on an asset disposal, partly offset by a write-off of 9 million euro in Western Europe related to old deals and exposures.

EBITDA – Normalized EBITDA totalled 966 million euro and grew +11.7% (up 89 million euro), organically.

- EBITDA was 162 million euro in North America (+14.3% / up 19 million euro), driven by organic revenue growth, lower CoS and continued control of fixed costs
- Latin America delivered 375 million euro (+20.7% / up 51 million euro) EBITDA, through significantly better top-line performance in terms of pricing, and higher other operating income

- Western Europe EBITDA came in at 242 million euro (+4.4% / up 9 million euro), reflecting stable sales volumes and good revenue growth, which more than offset an increase in other operating expenses
- Central & Eastern Europe generated 119 million euro (+18.9% / up 19 million euro) of EBITDA due to an outstanding volume and revenue performance more than offsetting higher operating costs
- Asia Pacific reached 67 million euro EBITDA (+17.0% / up 9 million euro), primarily due to a very good top-line performance
- The EBITDA of Global Export & Holding Companies was -1 million euro (-101.6% / down 18 million euro), due primarily to increased costs in holding companies

The key metric of EBITDA margin expanded to 30.2% in 3Q05 from 28.6% in 3Q04, reflecting InBev's solid volume and revenue growth.

Profit – Normalized profit attributable to equity holders of InBev was 325 million euro (normalized EPS 0.53 euro) in 3Q05. Reported profit was also impacted by the following:

- *Currency translation*: Positive impact of 73 million euro at EBIT level
- *Change due to acquisitions/divestitures*: Positive impact of 66 million euro at EBIT level, due to the acquisitions of Spaten and Zhejiang Shiliang.
- *Net financing costs*: 120 million euro in 3Q05. This is the result of higher interest charges, lower foreign exchange gains and a negative impact from the fair valuation of derivatives. The higher interest charges are the result of the company's higher average financial debt due to acquisitions and capital structure decisions.
- *Share of result of associates*: -1 million euro in 3Q05
- *Income tax expense:* 143 million euro in 3Q05 and an effective tax rate of 23%
- *Non-recurring net financing costs*: 32 million euro in 3Q05, net capital gain arising from the partial sale of InBev's minority stake in the Spanish brewer Damm
- *Attributable to minority holders:* 145 million euro in 3Q05, due to the results in Latin America and the increased minority percentage in Canada.

OUTLOOK

Despite continued challenging trading conditions in some markets, given InBev's diversification and the actions to enhance our position in the marketplace, operational performance in the third quarter was in line with our plan to deliver solid volume and EBITDA performance for the year 2005. InBev continues to be well-positioned to achieve its full year target EBITDA margin of 30% by 2007.

Subsequent events

InBev announced its proposed plan to reduce the number of positions at its Global Headquarters in Leuven, Belgium. The implementation of the proposed plan would lead to a collective dismissal of a maximum of 60 people, on a current total of about 400 positions. However, InBev anticipates that a minimum of 15 dismissals could be avoided by transferring employees to new positions within the newly proposed organization structure.

InBev announced that its Bulgarian subsidiary ceased brewing operations in the Pleven brewery, one of its three Bulgarian breweries, on October 21, 2005, and transferred production to the remaining two breweries.

InBev announced that the brewery in Zwickau, Germany will be bought out by management with effect from January 2006.

Third Quarter 2005 Agenda

November 10, 2005

Conference Call for investors
2.00 p.m. (CET) / 8.00 a.m. (EST) - full registration details are available at www.inbev.com

About InBev
InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Skol® - the third-largest selling beer brand in the world - Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2004, InBev realized revenue of 8.57 billion euro (including four months of AmBev). For further information visit www.inbev.com

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-27-61-11
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-27-65-41
E-mail: patrick.verelst@inbev.com

Annex 1: Third quarter segment information

InBev Worldwide	3Q04	Acquisitions/ divestitures	Currency translation	Organic growth	3Q05	Organic growth %
Volumes	56 059	519	0	3 314	59 892	6.0%
Revenue	**2 733**	**24**	**212**	**223**	**3 193**	**8.4%**
Cost of sales	-1 232	6	-76	-57	-1 359	-4.8%
Gross profit	**1 501**	**30**	**137**	**166**	**1 834**	**11.3%**
Distribution expenses	-296	-9	-25	-34	-364	-11.6%
Sales & marketing expenses	-436	-8	-23	-31	-498	-7.5%
Administrative expenses	-204	-3	-18	-34	-258	-16.5%
Other operating income/expenses	-47	56	3	13	24	136.2%
Normalized EBIT	**517**	**66**	**73**	**80**	**737**	**14.1%**
Normalized EBITDA	**781**	**7**	**88**	**89**	**966**	**11.7%**
North America						
Volumes	4 650	-576	0	89	4 163	2.2%
Revenue	**514**	**-52**	**27**	**10**	**499**	**2.2%**
Cost of sales	-214	32	-7	6	-183	3.4%
Gross profit	**301**	**-20**	**19**	**16**	**316**	**5.8%**
Distribution expenses	-61	0	-5	-4	-70	-6.6%
Sales & marketing expenses	-85	15	-4	-9	-83	-13.4%
Administrative expenses	-28	0	-2	9	-20	33.3%
Other operating income/expenses	-10	7	0	2	-1	80.5%
Normalized EBIT	**117**	**2**	**9**	**14**	**142**	**12.2%**
Normalized EBITDA	**145**	**-11**	**10**	**19**	**162**	**14.3%**
Latin America						
Volumes	22 523	171	0	1 051	23 744	4.7%
Revenue	**696**	**12**	**175**	**83**	**966**	**12.0%**
Cost of sales	-291	-3	-65	-18	-377	-6.3%
Gross profit	**405**	**9**	**110**	**65**	**589**	**16.0%**
Distribution expenses	-75	-1	-19	-15	-110	-20.6%
Sales & marketing expenses	-75	-4	-17	-5	-100	-6.5%
Administrative expenses	-54	0	-15	-12	-80	-21.9%
Other operating income/expenses	-27	15	2	21	11	202.5%
Normalized EBIT	**175**	**19**	**62**	**54**	**309**	**28.0%**
Normalized EBITDA	**248**	**3**	**73**	**51**	**375**	**20.7%**

Press Release

Western Europe	3Q04	Acquisitions/ divestitures	Currency translation	Organic growth	3Q05	Organic growth %
Volumes	10 035	1 067	0	42	11 144	0.4%
Revenue	**889**	**75**	**-6**	**34**	**993**	**3.8%**
Cost of sales	-397	-24	4	-18	-435	-4.5%
Gross profit	**493**	**51**	**-2**	**16**	**558**	**3.3%**
Distribution expenses	-103	-8	1	0	-110	0.1%
Sales & marketing expenses	-167	-21	1	-1	-188	-0.6%
Administrative expenses	-65	-3	0	-2	-69	-2.9%
Other operating income/expenses	-39	20	0	-8	-27	-36.6%
Normalized EBIT	**119**	**39**	**-1**	**7**	**164**	**4.6%**
Normalized EBITDA	**210**	**23**	**-1**	**9**	**242**	**4.4%**
Central & Eastern Europe						
Volumes	10 382	59	0	1 276	11 716	12.3%
Revenue	**388**	**6**	**2**	**71**	**467**	**18.4%**
Cost of sales	-195	-8	-1	-18	-222	-9.0%
Gross profit	**193**	**-3**	**1**	**53**	**245**	**28.1%**
Distribution expenses	-40	-1	0	-15	-57	-38.5%
Sales & marketing expenses	-54	0	-1	-9	-64	-16.2%
Administrative expenses	-15	-1	0	-12	-27	-75.8%
Other operating income/expenses	-19	2	0	-3	-20	-17.4%
Normalized EBIT	**65**	**-3**	**0**	**15**	**77**	**23.1%**
Normalized EBITDA	**104**	**-4**	**0**	**19**	**119**	**18.9%**
Asia Pacific						
Volumes	7 892	-152	0	834	8 574	10.8%
Revenue	**205**	**4**	**14**	**19**	**242**	**9.0%**
Cost of sales	-106	-3	-6	-5	-119	-4.2%
Gross profit	**99**	**1**	**8**	**14**	**122**	**14.2%**
Distribution expenses	-17	0	-1	0	-18	-0.5%
Sales & marketing expenses	-40	0	-3	-3	-47	-6.8%
Administrative expenses	-11	0	0	-1	-12	-7.1%
Other operating income/expenses	-10	12	0	-1	1	-41.0%
Normalized EBIT	**22**	**13**	**4**	**9**	**48**	**26.8%**
Normalized EBITDA	**53**	**1**	**5**	**9**	**67**	**17.0%**

Global Export & Holding Companies	3Q04	Acquisitions/ divestitures	Currency translation	Organic growth	3Q05	Organic growth %
Volumes	576	-48	0	23	551	7.6%
Revenue	**40**	**-20**	**0**	**6**	**26**	**29.7%**
Cost of sales	-30	13	0	-5	-22	-27.5%
Gross profit	**10**	**-8**	**0**	**1**	**4**	**44.1%**
Distribution expenses	0	0	0	1	0	125.6%
Sales & marketing expenses	-14	3	0	-5	-16	-41.6%
Administrative expenses	-33	0	0	-17	-50	-51.0%
Other operating income/expenses	58	0	0	1	59	2.3%
Normalized EBIT	**20**	**-4**	**0**	**-19**	**-3**	**-116.3%**
Normalized EBITDA	**22**	**-4**	**0**	**-18**	**-1**	**-101.6%**

Annex 2: Nine months year-to-date segment information

InBev Worldwide	9M04	Acquisitions/ divestitures	Currency translation	Organic growth	9M05	Organic growth %
Volumes	153 452	2 182	0	8 446	164 080	5.6%
Revenue	**7 501**	**69**	**305**	**538**	**8 412**	**7.3%**
Cost of sales	-3 476	-4	-98	-89	-3 666	-2.6%
Gross profit	**4 026**	**65**	**207**	**449**	**4 746**	**11.3%**
Distribution expenses	-839	-27	-36	-78	-980	-9.3%
Sales & marketing Expenses	-1 329	-39	-30	-22	-1 420	-1.7%
Administrative expenses	-617	-15	-24	-85	-741	-13.8%
Other operating income/expenses	-132	164	5	30	67	98.8%
Normalized EBIT	**1 109**	**147**	**120**	**296**	**1 672**	**23.7%**
Normalized EBITDA	**1 880**	**-5**	**141**	**313**	**2 328**	**17.0%**
North America						
Volumes	12 910	-1 798	0	-72	11 040	-0.6%
Revenue	**1 393**	**-152**	**26**	**10**	**1 277**	**0.8%**
Cost of sales	-596	92	-3	16	-490	3.2%
Gross profit	**797**	**-60**	**23**	**26**	**787**	**3.6%**
Distribution expenses	-180	0	-7	-2	-189	-0.9%
Sales & marketing expenses	-296	35	-1	20	-242	7.6%
Administrative expenses	-85	0	-2	9	-78	10.5%
Other operating income/expenses	-38	19	0	11	-8	59.5%
Normalized EBIT	**198**	**-6**	**13**	**65**	**270**	**33.9%**
Normalized EBITDA	**281**	**-35**	**15**	**72**	**332**	**29.5%**
Latin America						
Volumes	65 240	280	0	5 633	71 154	8.6%
Revenue	**1 951**	**18**	**276**	**354**	**2 600**	**18.2%**
Cost of sales	-824	-7	-100	-85	-1 017	-10.3%
Gross profit	**1 127**	**11**	**176**	**269**	**1 583**	**23.9%**
Distribution expenses	-214	-2	-29	-46	-291	-21.5%
Sales & marketing expenses	-239	-12	-25	7	-269	3.0%
Administrative expenses	-154	-1	-22	-16	-194	-10.6%
Other operating income/expenses	-72	48	4	40	20	171.3%
Normalized EBIT	**448**	**44**	**104**	**254**	**849**	**51.1%**
Normalized EBITDA	**660**	**-4**	**121**	**254**	**1 031**	**38.5%**

Western Europe	9M04	Acquisitions/ divestitures	Currency translation	Organic growth	9M05	Organic growth %
Volumes	28 668	3 226	0	-661	31 233	-2.3%
Revenue	**2 543**	**226**	**-14**	**-6**	**2 750**	**-0.2%**
Cost of sales	-1 180	-93	9	17	-1 247	1.4%
Gross profit	**1 364**	**133**	**-6**	**11**	**1 502**	**0.8%**
Distribution expenses	-292	-24	1	1	-312	0.5%
Sales & marketing expenses	-501	-65	2	0	-564	0.0%
Administrative expenses	-207	-13	1	-6	-225	-2.7%
Other operating income/expenses	-105	57	1	-24	-70	-48.4%
Normalized EBIT	**259**	**90**	**-1**	**-16**	**331**	**-4.8%**
Normalized EBITDA	**532**	**52**	**-2**	**-15**	**567**	**-2.6%**
Central & Eastern Europe						
Volumes	27 214	25	0	2 468	29 707	9.1%
Revenue	**1 002**	**4**	**-10**	**136**	**1 132**	**13.6%**
Cost of sales	-531	-11	7	-21	-556	-3.9%
Gross profit	**471**	**-7**	**-3**	**116**	**576**	**24.9%**
Distribution expenses	-112	-1	2	-31	-142	-27.6%
Sales & marketing expenses	-151	0	0	-29	-180	-19.2%
Administrative expenses	-53	-2	0	-28	-83	-50.6%
Other operating income/expenses	-35	6	0	-7	-36	-23.2%
Normalized EBIT	**119**	**-5**	**-1**	**21**	**135**	**18.4%**
Normalized EBITDA	**231**	**-9**	**-2**	**31**	**251**	**13.8%**
Asia Pacific						
Volumes	17 783	742	0	968	19 492	5.5%
Revenue	**498**	**30**	**27**	**28**	**583**	**5.5%**
Cost of sales	-258	-20	-11	-6	-294	-2.2%
Gross profit	**241**	**9**	**17**	**22**	**289**	**9.1%**
Distribution expenses	-41	-1	-3	-1	-46	-3.2%
Sales & marketing expenses	-102	-2	-7	-10	-120	-10.2%
Administrative expenses	-30	0	-1	-6	-37	-20.9%
Other operating income/expenses	-30	33	0	-2	1	-79.0%
Normalized EBIT	**37**	**40**	**7**	**2**	**87**	**2.6%**
Normalized EBITDA	**124**	**8**	**9**	**-2**	**139**	**-1.7%**

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Global Export & Holding Companies	9M04	Acquisitions/ divestitures	Currency translation	Organic growth	9M05	Organic growth %
Volumes	1 637	-294	0	111	1 454	13.7%
Revenue	**113**	**-57**	**0**	**15**	**71**	**28.7%**
Cost of sales	-87	36	0	-11	-61	-21.7%
Gross profit	**26**	**-21**	**0**	**4**	**10**	**124.4%**
Distribution expenses	0	0	0	1	0	139.3%
Sales & marketing expenses	-39	4	0	-10	-45	-27.6%
Administrative expenses	-87	1	0	-37	-124	-43.3%
Other operating income/expenses	148	1	0	11	160	7.7%
Normalized EBIT	**47**	**-16**	**0**	**-31**	**1**	**-100.1%**
Normalized EBITDA	**53**	**-17**	**0**	**-28**	**8**	**-79.5%**

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Annex 3: Pro forma 2004 segment information

Please note that the pro forma 2004 segment data below include AmBev results under IFRS for twelve months on "a pro forma basis" as well as the adjustments for changes in IAS 19 and IFRS 2.

InBev Worldwide	2004 pro forma
Volumes	210 310
Revenue	**10 244**
Cost of sales	-4 705
Gross profit	**5 540**
Distribution expenses	-1 137
Sales & marketing expenses	-1 754
Administrative expenses	-865
Other operating income/expenses	-156
Normalized EBIT	**1 628**
Normalized EBITDA	**2 676**
North America	
Volumes	17 011
Revenue	**1 852**
Cost of sales	-780
Gross profit	**1 072**
Distribution expenses	-238
Sales & marketing expenses	-364
Administrative expenses	-111
Other operating income/expenses	-53
Normalized EBIT	**305**
Normalized EBITDA	**430**
Latin America	
Volumes	95 333
Revenue	**2 881**
Cost of sales	-1 198
Gross profit	**1 684**
Distribution expenses	-306
Sales & marketing expenses	-329
Administrative expenses	-213
Other operating income/expenses	-92
Normalized EBIT	**744**
Normalized EBITDA	**1 032**
Western Europe	
Volumes	39 277
Revenue	**3 464**
Cost of sales	-1 613
Gross profit	**1 850**
Distribution expenses	-396
Sales & marketing expenses	-695
Administrative expenses	-289
Other operating income/expenses	-131
Normalized EBIT	**340**
Normalized EBITDA	**695**

InBev nv/sa

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Central & Eastern Europe	2004 pro forma
Volumes	34 249
Revenue	**1 253**
Cost of sales	-663
Gross profit	**590**
Distribution expenses	-143
Sales & marketing expenses	-196
Administrative expenses	-81
Other operating income/expenses	-46
Normalized EBIT	**124**
Normalized EBITDA	**269**
Asia Pacific	
Volumes	22 241
Revenue	**642**
Cost of sales	-333
Gross profit	**308**
Distribution expenses	-53
Sales & marketing expenses	-119
Administrative expenses	-42
Other operating income/expenses	-49
Normalized EBIT	**46**
Normalized EBITDA	**163**
Global Export & Holding Companies	
Volumes	2 198
Revenue	**152**
Cost of sales	-117
Gross profit	**35**
Distribution expenses	0
Sales & marketing expenses	-51
Administrative expenses	-129
Other operating income/expenses	215
Normalized EBIT	**69**
Normalized EBITDA	**87**